GE VERNOVA INC.

58 Charles Street

Cambridge, MA 02138

May 22, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jenny O’Shanick
Re:	GE Vernova Inc. Form S-1 File No. 333-277900

Dear Ms. Park and Ms. Adams:

In accordance with Rule 461 of the Securities Act of 1933, as amended, GE Vernova Inc. hereby respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-277900) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:05 p.m., New York City time, on May 23, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

GE VERNOVA INC.

By:	/s/ Rachel Gonzalez
Name: Rachel Gonzalez
Title: General Counsel